1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated August 7, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.1 99.2	Announcement on 2023/08/02: Announcement on 2023/08/02:

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Announcement of original cash dividend distribution date, Aug. 4, 2023, will be postponed to the next business day due to an impact from Typhoon Khanun

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 7, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.1

Honghwa International Corporation, the Company's subsidiary announces the acquisition of right-of-use assets from the Company

Date of events: 2023/08/02

Content:

1.
Name and nature of the underlying asset (e.g., land located at Sublot XX, Lot XX, North District, Taichung City):

282 stores leased in total, such as No. 3*1, Ren 1st Rd., Ren’ai Dist., Keelung City, Taiwan

2.
Date of occurrence of the event: 2023/08/02
3.
Transaction unit amount (e.g.XX square meters, equivalent to XX ping), unit price, and total transaction price:

Transaction volume: 17,193.42 pings

Unit price: average NT$509 per ping per month

Total transaction amount: NT$87,443,552

Right-of-use asset: NT$83,199,012

4.
Trading counterparty and its relationship with the Company (if the trading counterparty is a natural person and furthermore is not a related party of the Company, the name of the trading counterparty is not required to be disclosed):

Trading counterparty: Chunghwa Telecom Co., Ltd.

Relationship with the company: parent company

5.
Where the trading counterparty is a related party, announcement shall also be made of the reason for choosing the related party as trading counterparty and the identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer:

Reason for choosing the related party as trading counterparty: The most appropriate place in terms of cost and business requirements.

The identity of the previous owner, its relationship with the Company and the trading counterparty, and the previous date and monetary amount of transfer: N/A

6.
Where an owner of the underlying assets within the past five years has been a related party of the Company, the announcement shall also include the date and price of acquisition and disposal by the related party, and its relationship with the Company at the time of the transaction: N/A

7.
Projected gain (or loss) through disposal (not applicable for acquisition of assets; those with deferral should provide a table explaining recognition): N/A
8.
Terms of delivery or payment (including payment period and monetary amount), restrictive covenants in the contract, and other important terms and conditions:

Payment terms: monthly payment

Payment period: ten months

Restrictive covenants in the contract and other important terms and conditions: None

9.
The manner of deciding on this transaction (such as invitation to tender, price comparison, or price negotiation), the reference basis for the decision on price, and the decision-making unit:

Price reference basis: Price negotiation

Decision-making unit: Board of Directors

10.
Name of the professional appraisal firm or company and its appraisal price: N/A
11.
Name of the professional appraiser: N/A
12.
Practice certificate number of the professional appraiser: N/A
13.
The appraisal report has a limited price, specific price, or special price: N/A
14.
An appraisal report has not yet been obtained: N/A
15.
Reason for an appraisal report not being obtained: N/A
16.
Reason for any significant discrepancy with the appraisal reports and opinion of the CPA: N/A
17.
Name of the CPA firm: N/A
18.
Name of the CPA: N/A
19.
Practice certificate number of the CPA: N/A
20.
Broker and broker's fee: N/A
21.
Concrete purpose or use of the acquisition or disposal:

Building a complete channel to provide consumers with faster and better telecom services.

22.
Any dissenting opinions of directors to the present transaction: No
23.
Whether the counterparty of the current transaction is a related party: Yes
24.
Date of the board of directors resolution: 2023/08/02
25.
Date of ratification by supervisors or approval by the audit committee: 2023/08/02
26.
The transaction is to acquire a real property or right-of-useasset from a related party: Yes

27.
The price assessed in accordance with the Article 16 of the Regulations Governing the Acquisition and Disposal of Assets by Public Companies: N/A
28.
Where the above assessed price is lower than the transaction price, the price assessed in accordance with the Article 17 of the same regulations: N/A
29.
Any other matters that need to be specified: None

EXHIBIT 99.2

Announcement of original cash dividend distribution date, Aug. 4, 2023, will be postponed to the next business day due to an impact from Typhoon Khanun

Date of events: 2023/08/02

Content:

1.
Date of the resolution by the board of directors or decision by the Company: 2023/08/02
2.
Original cash dividend distribution date: 2023/08/04
3.
Cash dividend distribution date after the change: 2023/08/07
4.
Reason for the change:

Cash dividend was originally scheduled to be distributed on Aug. 4, 2023. Due to the cancellation of work caused by Typhoon Khanun, cash dividend distribution via remittance at financial institutions will be postponed to the next business day. The cash dividend distribution date will be postponed to Aug. 7, 2023.

5.
Any other matters that need to be specified: None